                            SHARE PURCHASE AGREEMENT

      THIS AGREEMENT made the 18 day of October, 1999,

BETWEEN:

             MICHAEL ESKENAZI,
             of the City of Baie D'Urfe, in the Province of Quebec (hereinafter called "Michael")

             GINA ESKENAZI,
             of the City of Baie D'Urfe, in the Province of Quebec (hereinafter called "Gina")

             FELIX AND NORTON INTERNATIONAL INC.,
             a corporation incorporated under the laws of Canada
             (hereinafter called "FNII")

             (Michael, Gina and FNII, being hereinafter collectively called the "Vendors")

                                                              OF THE FIRST PART,
             - and -

             INTERNATIONAL MENU SOLUTIONS INC.,
             a corporation incorporated under the laws of the Province of Ontario,
             (hereinafter called the "Purchaser")

                                                             OF THE SECOND PART,

             - and -

             INTERNATIONAL MENU SOLUTIONS CORPORATION, a corporation incorporated under the laws of the State of Nevada (hereinafter called "IMSC")

                                                              OF THE THIRD PART.

      WHEREAS the Purchaser wishes to acquire all of the issued and outstanding shares of The Ultimate Cookie Company, Inc. (herein called the "Corporation");

      WHEREAS Michael is the owner of 600 Class B shares of the Corporation and 369,723 Class C shares of the Corporation (collectively, the "Michael Shares");

      AND WHEREAS Gina is the owner of 341,316 Class G shares of the Corporation (the "Gina Shares");

      AND WHEREAS FNII is the owner of 515.75 Class A shares in the capital of the Corporation (the "FNII Shares");

      AND WHEREAS the Purchaser wishes to purchase the Michael Shares, the Gina Shares and the FNII Shares, being all of the issued and outstanding shares in the capital of the Corporation.

      THIS AGREEMENT WITNESS THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party,) the parties covenant and agree as follows:

                                    ARTICLE I
                                 INTERPRETATION

1.01 Defined Terms

All capitalized terms used in this Agreement and not defined above shall have meanings set forth in Schedule A to this Agreement.

1.02 Currency

      Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian funds.

1.03 Sections and Headings

      The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to a section or a Schedule refers to the specified section of or Schedule to this Agreement.

1.04 Number, Gender and Persons

      In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities.

1.05 Accounting Principles

      Any reference in this Agreement to "generally accepted accounting principles" refers to generally accepted accounting principles as approved from time to time by the Canadian Institute of Chartered Accountants or any successor institute.

1.06 Entire Agreement

      This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, including the letter of intent dated June 25, 1999 and accepted on June 29,1999 among the Purchaser, IMSC, Tasty Selections Inc., Michael, Gina and 2905710 Canada Inc. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

1.07 Time of Essence

      Time shall be of the essence of this Agreement.

1.08 Applicable Law

      This Agreement shall be constructed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, and each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province and all courts competent to hear appeals therefrom.

1.09 Severability

      If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision hereof is hereby declared to be separate, severable and distinct.

1.10 Successors and Assigns

      This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and, where the context so permits, their respective successors and permitted assigns. No party may assign any of its rights or obligations hereunder without the prior written consent of the other parties.

1.11 Amendment and Waivers

      No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

1.12 Background

      Immediately prior to the date of this Agreement, the Corporation was reorganized in accordance with Schedule 1.12 hereof.

1.13 Schedules

      The following Schedules are attached to and form part of this Agreement:

Schedule A          -     Defined Terms
Schedule B          -     Representations and Warranties of the Vendors with
                          respect to the Corporation
Schedule C          -     Representations and Warranties of the Vendor
Schedule D          -     Representations and Warranties of the Purchaser and
                          IMSC
Schedule 1.12       -     Corporate Reorganization
Schedule 2.03       -     Allocation of Purchase Price
Schedule 4.01(i)    -     Form of Opinion of Vendors' Counsel
Schedule 4.01(r)    -     Licensed Recipes
Schedule 4.01(k)    -     Form of Release
Schedule 4.01(1)    -     Michael Employment Agreement
Schedule 4.02(g)    -     Forms of Opinion of Purchaser's Counsel and U.S.
                          counsel to IMSC
Schedule 4.02(j)    -     Support Agreement
Schedule 4.02(o)    -     Form of Release
Schedule A1.01(d)   -     Annual Financial Statements
Schedule A1.01(dd)  -     Interim Financial Statements
Schedule A1.01(hh)  -     Permitted Encumbrances
Schedule B1.06      -     Condition of Property and Assets
Schedule B1.08      -     Location of Real Property
Schedule B1.10      -     Real Property Leases
Schedule B1.11      -     Inventories
Schedule B1.13      -     Intellectual Property
Schedule B1.14      -     Insurance Policies
Schedule B1.16      -     Contracts
Schedule B1.17      -     Licenses and Permits
Schedule B1.18      -     Regulatory and Third Party Consents
Schedule B1.26      -     Accounts and Attorneys

Schedule B 1.27     -     Directors and Officers
Schedule B 1.29     -     Non-Arm's Length Transactions
Schedule B 1.31     -     Employee Plans
Schedule B 1.33     -     Employee Matters
Schedule B 1.35     -     Major Customers

      In some instances, the information called for by the Agreement may be provided by cross-reference or other reference from one Schedule to another Schedule. Disclosure of any agreement or other matter in the Schedules, whether or not in response to a requirement contained in this Agreement to schedule material matters, matters constituting a material adverse effect or matters exceeding a specific monetary threshold, shall not be deemed to be an admission that such agreement or other matter is or could be material, constitutes or could constitute a material adverse effect, a material adverse change or necessarily will exceed such threshold. In addition, disclosure of any matter in any of the Schedules shall constitute disclosure to the Purchaser and IMSC for all purposes with respect to the Agreement including, without limitation, the Schedules and any agreement ancillary thereto or referred to therein.

1.14 Best of Knowledge

      Any reference in this Agreement to "the best of the knowledge" of a party or to "the knowledge" of a party will mean the actual knowledge of the party and the knowledge which such party would have had if such party had conducted a reasonably prudent inquiry into the relevant subject matter.

1.15 Materiality

      In this Agreement, "material" when used to describe a contract, lease or other agreement, means in the case of the Corporation, a contract, lease or other agreement with a term in excess of six (6) months or pursuant to which one or more payments in excess of $10,000.00 in the aggregate become due.

                                   ARTICLE II
                      PURCHASE AND SALE OF PURCHASED SHARES

2.01 Purchase and Sale of Purchased Shares

      Subject to the terms and conditions hereof, at the Closing Time the Vendors covenant and agree to sell, assign and transfer to the Purchaser and the Purchaser covenants and agrees to purchase from the Vendors, all but not less than all of the Purchased Shares.

2.02 Purchase Price

      The aggregate purchase price payable by the Purchaser to the Vendors for the Purchased Shares (herein called the "Purchase Price") shall be equal to the aggregate of the following:

      (a)   Four (4) times the adjusted EBITDA of the Corporation for the one
            (1) year period ending April 30, 2000 (herein called the "April Amount");

      and

      (b) the amount being the greater of (i) 25% of the Year 2002 Amount (as hereinafter defined), minus the April Amount, and (ii) zero, (herein called the "December 2002 Amount");

      and

      (c) the actual dollar amount of any approved scientific research tax credits for the period ending April 30th 2000.

For the purpose of the foregoing, the terms referred to above shall have the following meanings:

(1) "Adjusted EBITDA" shall mean the earnings before interest, income taxes, depreciation, amortization and scientific research tax credits, as calculated in accordance with Canadian generally accepted accounting principles and past practice, including actual management salaries and bonuses paid. For the purpose of determining the Adjusted EBITDA, the following shall apply:

      (i) in the event that any expenses are charged to the Corporation by an affiliate for services not reasonably required in the normal course of the Corporation's business and past practice, such expenses shall not be included in the Adjusted EBITDA calculations;

      (ii) the $10,000.00 amount to be paid by the Corporation on account of the Vendors legal fees shall not be included; and

      (iii) the Adjusted EBITDA shall be determined based upon the financial statements of the Corporation, either audited or reviewed, as determined by the Purchaser. The Purchaser acknowledges that financial statements will need to be prepared and/or audited in connection with the closing of the transaction, at December 31, 1999 and at April 30, 2000. The Purchaser agrees that only costs of such preparation and audit in connection with one of the foregoing statements shall be included in the Adjusted EBITDA calculation provided that the Purchaser shall be entitled to determine which of the foregoing dates will be included.

(2) "Year 2002 Amount" shall be determined (without duplication) in accordance with the aggregate of:

      (i) the amount of the net sales (net of rebates, sales discounts, shipping, insurance, product returns, bad debts and applicable taxes) (herein called the "Net Sales") in the year 2002, of cookie dough or cookies by the Corporation and Tasty Selections Inc. ("TSI") or any company in the IMSI group. This amount will be reduced by the amount of the Net Sales of cookies or dough of a different type and style than those currently prepared by the Corporation, provided that (1) they are prepared using recipes not originated by or similar to the recipes of the Corporation, and (2) neither Michael nor any employee under his direct control was involved in developing or promoting such sales, and

      (ii) the amount of Net Sales in the year 2002 of any products sold by any company in the IMSI group under the trademarks related to the Corporation or any other trademarks directly or indirectly controlled by Michael; and

      (iii) the amount of Net Sales in the year 2002 in the Province of Quebec of TSI products (including all other bakery products of the IMSI group), provided that in the event of an acquisition by TSI or IMSI, products manufactured by the acquired company shall only be included in the net sales calculation where such products are cookie products similar to the products of the Corporation or where Michael or any employee under his direct control is involved in the development or promotion of such sales; and

      (iv) the amount of Net Sales in the year 2002 in the Province of Quebec of, subject to IMSI's prior written approval, any other products of the IMSI group other than those enumerated above that Michael or any employee under his direct control is involved in developing or promoting.

2.03 Payment of Purchase Price

      The Purchase Price shall be paid and satisfied partly in cash (herein called the "Cash Amount") and partly through the issuance of Class E Series 5 Shares and Class E Series 6 Shares, in the capital of the Purchaser (herein called the "Share Amount") to the Vendors in accordance with Schedule 2.03 hereof.

(a) The Cash Amount. A cash amount equal to the net book value of the Corporation determined as at April 30th 2000 (herein called the "Net Book Value") based upon the financial statements for the fiscal year ended April 30th, 2000. Such cash amount shall be payable in two parts, the first part in the amount of $175,000.00 on closing by certified cheque, and the second part in the amount of the Net Book Value minus $175,000.00 by certified cheque, upon receipt of the audited financial statements for the Corporation for the fiscal year ended April 30th, 2000.

The said second part shall be paid by the Purchaser to the Vendors not later than the fifteenth day following the approval of the financial statements, audited or engagement as determined by IMSI, by the board of directors of IMSC or the President of IMSC and in any event not later than July 31, 2000, unless the calculation is contested by the Purchaser prior to July 31, 2000, in which event the portion of the Net Book Value that is not contested shall be paid within the said period and the dispute with respect to the balance shall be arbitrated in accordance with section 2.05 hereof. In the event that the Net Book Value is less than $175,000.00, the Vendors will not be required to repay to the Purchaser any portion of the said $175,000.00.

(b) April Share Amount. By the delivery at the Closing Time of 250,000 Class E Series 5 Shares registered according to the entitlements of the Vendors set out in Schedule 2.03.

(c) December 2002 Share Amount. By the delivery at the Closing Time of 250,000 Class E Series 6 Shares registered according to the entitlements of the Vendors set out in Schedule 2.03.

(d) Application of the Purchase Price. The Purchase Price shall be allocated in accordance with Schedule 2.03.

(e) Issuance of Class N Shares. Upon determination of the number of IMSC Common Shares into which the Vendors are entitled to exchange their Class E Series 5 Shares, IMSC shall issue to each of the Vendors at the time of such determination an equivalent number of Class N Shares in the capital of IMSC provided that the Vendors agree that at the time of conversion of Class E Series 5 Shares into IMSC Common Shares, an equivalent number of Class N Shares will be surrendered to IMSC for cancellation by the relevant Vendor or Vendors, as applicable.

      Upon determination of the number of IMSC Common Shares into which the Vendors are entitled to exchange their Class E Series 6 Shares, IMSC shall issue to each of the Vendors at the time of such determination an equivalent number of Class N Shares in the capital of IMSC provided that the Vendors agree that at the time of conversion of Class E Series 6 Shares into common stock of JMSC, an equivalent number of Class N Shares will be surrendered to IMSC for cancellation by the relevant Vendor or Vendors, as applicable.

2.04 Escrow of Class E Shares

      On the Closing Date, the Vendors shall enter into an escrow agreement with the Purchaser and IMSC, in form and substance satisfactory to the Vendors and the Purchaser, which will provide that the Class E Series 5 Shares and the Class E Series 6 Shares received by the Vendors pursuant to section 2.03(b), including any IMSC Common Shares received by the Vendors in accordance with the rights, privileges, restrictions and conditions attached to such Class E Shares, shall be held in escrow and released as follows:

      (a)   with respect to the Class E Series 5 Shares received pursuant to
            Section 2.03(b) as follows:

            1/3 released on August 31, 2000;
            1/3 released on August 31, 2001; and
            1/3 released on August 31, 2002.

      (b)   with respect to the Class E Series 6 Shares received pursuant to
            Section 2.03(c) as follows:

            100% released within fifteen (15) days of April 30, 2003.

In the event that securities regulators have additional escrow requirements relating to the Class E Series 5 Shares and Class E Series 6 Shares, the Vendor's agree to comply with such requirements. Subject to any such additional escrow requirements of any applicable securities regulators, the Class E Series 5 Shares and the Class E Series 6 Shares will be immediately released from escrow in the event that Michael's Employment Agreement dated the date hereof is terminated without cause, or a court of competent jurisdiction has finally determined that Michael was constructively dismissed by the Corporation and all right of appeal has been dismissed or the time for bring such appeal has expired.

2.05 Arbitration

      Any dispute between the parties with respect to the calculation of the Purchase Price, the Cash Amount and the Share Amount shall be submitted to arbitration in accordance with the following provisions:

      (a) the arbitrator shall be a single arbitrator in accordance with the Arbitrations Act (Ontario) and shall be a professional accountant who is a partner with Ernst & Young or its successor who is appointed by mutual agreement of the parties, or in the event the parties are unable to agree upon an arbitrator within ten (10) days of notice given by one party to the other of a dispute, any party may apply to a Judge of the Superior Court of Justice to appoint a partner of Ernst & Young as the arbitrator. The arbitrator shall be at arm's-length from the parties;

      (b) the arbitrator shall be instructed that time is of the essence in proceeding with the determination of the dispute and, in any event, the arbitration award must be rendered within thirty (30) days of the submission of such dispute to arbitration;

      (c) the arbitration shall take place in Toronto, Ontario and all proceedings shall be held in private to the extent that only the parties hereto, their respective advisors and the arbitrator shall be present;

      (d) the arbitration shall be given in writing and shall be final and binding on all parties, shall not be subject to any appeal and shall deal with the question of costs of the arbitration and all matters related thereto;

      (e) judgment upon the arbitration award rendered may be entered in any Court having jurisdiction, or, application may be made to such Court for a judicial recognition of the arbitration award or any order of enforcement thereof, as the case may be; and

      (f) the law to be applied in connection with the arbitration will be the law applicable to this Agreement.

2.06 Subsection 85(1) Election Under the Tax Act

      In connection with the sale and transfer of the Purchased Shares, the Vendors and the Purchaser shall do, sign, execute and file at the time prescribed all things, forms and documents necessary or desirable in order to make joint statutory elections pursuant to the provisions of Subsection 85(1) of the Tax Act. The Vendors and the Purchaser agree that the elected amount for the Purchased Shares to be used in the joint statutory elections shall be such amount as the Vendors advise, provided that if so requested by any of the Vendors, the Purchaser will execute and file amended elections to amend any elected amount. The costs of any such amended election shall be borne by the Vendor or Vendors, as the case may be, which costs shall include reasonable professional fees incurred by the Purchaser.

2.07 Vendor Legal Fees

      The Purchaser acknowledges and agrees that the Corporation will pay up to but not more than $10,000.00 of the legal fees and disbursements plus any applicable GST and Quebec sales taxes thereon incurred by the Vendors with respect to the sale of the Purchased Shares. Any amount in excess of the said $10,000.00 plus GST and Quebec sales taxes incurred by the Vendors shall be for the account of the Vendors without indemnity from the Corporation.

2.08 Financing

      During the period commencing on the Closing Date and ending on April 30, 2000, the Purchaser shall ensure, subject to adverse economic conditions affecting the Purchaser on a consolidated basis, that the Corporation shall have sufficient capital to produce and market its products and the Purchaser will further preserve, subject to adverse economic conditions affecting the Purchaser on a consolidated basis and adjustments made to improve the economic condition of the Corporation, the ability of Michael to operate the Corporation to maximize the Adjusted EBITDA of the Corporation during such period.

2.09 Freely Trading Shares

      The Purchaser will make available to the Vendors on August 31, 2000, freely tradable IMSC Common Shares to the extent of the number of IMSC Common Shares into which the Series 5 special shares released from escrow on August 31, 2000 are exchangeable. If freely tradable shares are not available, the Purchaser agrees, subject to applicable law, to purchase such Series 5 Special Shares at a price equal to the number of IMSC Common Shares into which such Series 5 Special Shares are exchangeable multiplied by the ten (10) day average trading price of the IMSC Common Shares less usual commissions.

                                   ARTICLE III
                                    COVENANTS

3.01 Access to the Corporation

      The Vendors shall forthwith make available to the Purchaser and its authorized representatives and, if requested by the Purchaser, provide a copy to the Purchaser of, all title documents, contracts, financial statements, minute books, share certificate books, share registers, plans, reports, licenses, orders, permits, books of account, accounting records, constating documents and all other documents, information or data relating to each of the Corporation and the Business. The Vendors shall afford the Purchaser and its authorized representatives reasonable access to the Business and the property, assets, undertaking, records and documents of the Corporation. At the request of the Purchaser, the Vendors shall execute or cause to be executed such consents, authorizations and directions as may be necessary to permit any inspection of the Business, and any property of the Corporation to enable the Purchaser or its authorized representatives to obtain full access to all files and records relating to any of the assets of the Corporation maintained by governmental or other public authorities. At the Purchaser's request, the Vendors shall co-operate with the Purchaser in arranging any such meetings as the Purchaser should reasonably request with:

      (a)   employees of the Corporation;

      (b) customers, suppliers, distributors or others who have or have had a business relationship with the Corporation; and

      (c) auditors, solicitors or any other persons engaged or previously engaged to provide services to the Corporation who have knowledge of matters relating to the Corporation and the Business.

provided that a representative of the Vendors shall be entitled to attend each such meeting.

      In particular, without limitation, the Vendors shall permit the Purchaser's representatives or consultants to conduct such testing and inspection in respect of environmental matters at such location of the Business as the Purchaser may determine, in its sole discretion, acting reasonably, as may be required to satisfy the Purchaser in respect of such matters, and the Vendors shall cause the Corporation to conduct, and the Corporation shall conduct, in co-operation with the representatives or consultants of the Purchaser, such physical review of the equipment of the Business as is necessary so as to enable the confirmation of the values carried on the balance sheet of the Corporation in respect of such assets, to the reasonable satisfaction of the Purchaser. The exercise of any rights of inspection by or on behalf of the Purchaser under this section 3.01 shall not mitigate or otherwise affect the representations and warranties of the Vendors hereunder, which shall continue in full force and effect as provided herein.

3.02 Delivery of Books and Records

      At the Closing Time there shall be delivered to the Purchaser by the Vendors all of the books and records of and relating to the Corporation and the Business. The Purchaser agrees that it will preserve the books and records so delivered to it for a period of five (5) years from the Closing Date, or for such longer period as is required by any applicable law, and will permit the Vendors or their authorized representatives reasonable access thereto in connection with the affairs of the Vendors relating to its matters, but the Purchaser shall not be responsible or liable to the Vendors for or as a result of any accidental loss or destruction of or damage to any such books or records.

3.03 Delivery of Documents

      The Vendors shall deliver to the Purchaser at the Closing Time all necessary transfer, assignments and other documentation reasonably required to transfer the Purchased Shares to the Purchaser with a good and marketable title, free and clear of all Encumbrances.

3.04 Delivery of Vendors' Closing Documentation

      The Vendors shall deliver to the Purchaser all such documents relevant to the closing of the transaction as contemplated hereby as the Purchaser, acting reasonably, may request.

3.05 Delivery of Purchaser and IMSCs' Closing Documentation

      The Purchaser and IMSC shall deliver to each of the Vendors all such documents relevant to the closing of the transactions contemplated hereby as the Vendors, acting reasonably, may request.

3.06 Co-operation

      The parties agree to co-operate in good faith with each other and their respective legal advisors, accountants and other representatives in connection with any steps required to be taken in connection with this Agreement.

3.07 Conduct After Closing

      The Purchaser acknowledges that the Purchase Price will be affected by the sales performance of the companies within the IMSI Group after Closing as contemplated in section 2.02 hereof. During the period from Closing to December 31, 2002, the Purchaser will work with Michael to maximize such sales in accordance with prudent business practice.

                                   ARTICLE IV
                              CONDITIONS OF CLOSING

4.01 Conditions of Closing in Favour of the Purchaser

      The sale and purchase of the Purchased Shares is subject to the following terms and conditions for the exclusive benefit of the Purchaser, to be fulfilled or performed at or prior to the Closing Time:

      (a) Representations and Warranties. The representations and warranties of the Vendors contained in this Agreement shall be true and correct at the Closing Time, with the same force and effect as if such representations and warranties were made at and as of such time, and certificates of the Vendors dated the Closing Date to that effect shall have been delivered to the Purchaser, such certificates to be in form and substance satisfactory to the Purchaser, acting reasonably;

      (b) Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Vendors at or before the Closing Time shall have been complied with or performed and certificates of the Vendors dated the Closing Date to that effect shall have been delivered to the Purchaser, such certificates to be in form and substance satisfactory to the Purchaser, acting reasonably;

      (c) Regulatory Consents. There shall have been obtained, from all appropriate federal, provincial, municipal or other governmental or administrative bodies, such licenses, permits, consents, approvals, certificates, registrations and authorizations as are required to be obtained by the Vendors to permit the change of ownership of the Purchased Shares contemplated hereby including, without limitation, those described in the Schedules hereto;

      (d) Contractual Consents. The Vendors shall have given or obtained the notices, consents and approvals described in the Schedules hereto, in each case in form and substance satisfactory to the Purchaser, acting reasonably;

      (e) Material Adverse Change. There shall have been no material adverse changes in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of the Corporation since the date of the Interim Financial Statements;

      (f) No Action or Proceeding. No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Purchased Shares contemplated hereby;

      (g) No Material Damage. No material damage by fire or other hazard to the whole or any material part of the property or assets of the Corporation shall have occurred from the date hereof to the Closing Time;

      (h) Legal Matters. All actions, proceedings, instruments and documents required to implement this Agreement, or instrumental thereto, and all legal matters relating to the purchase of the Purchased Shares, including title of the Vendors to the Purchased Shares, shall have been approved as to form and legality by McCarter Grespan Robson Beynon, counsel for the Purchaser, acting reasonably;

      (i) Legal Opinion. The Vendors shall have delivered to the Purchaser a favourable opinion of Lapointe Rosenstein, counsel to the Vendors, in the form annexed hereto as Schedule 4.01(i);

      (j) Resignation of Directors and Officers. Such directors and officers of the Corporation as the Purchaser may specify shall have resigned in favour of nominees of the Purchaser effective as of the Closing Time;

      (k) Release by Vendor, Directors and Officers. The Vendors and such directors and officers of the Corporation as the Purchaser may specify shall have executed and delivered, at the Closing Time, releases in favour of the Corporation in the form annexed hereto as Schedule 4.01(k);

      (l) Michael Agreement. The Corporation shall have entered into an employment agreement and a confidentiality and non-compete agreement with Michael in the form annexed hereto as Schedule 4.01(l);

      (m) Share Escrow Agreement. The Vendors shall have entered into an escrow agreement as required by Section 2.04;

      (n) Right of First Refusal Agreement. The Vendors shall have entered into an agreement granting a right of first refusal;

      (o) Non-Competition Agreement. Gina and FNII shall have entered into a non-competition agreement with the Purchaser agreeing not to compete with the Corporation;

      (p) Transfer of Trademarks. On or before the Closing Date, all right, title and interest to the "Ultimate" trademark registered in Canada having Registration Nos. TMA 328,501 and TMA 329,420 and registered in the United States having Registration No. 1,924,761, shall have been transferred to the Corporation without encumbrance;

      (q) Transfer of Recipes. On or before the Closing Date, all right, title and interest to the recipes listed in the attached Schedule B1.13 used by the Corporation shall have been transferred to the Corporation without encumbrance.

      (r) Restatement of License Agreement. FNII and the Corporation shall have entered into a license agreement to replace the license agreement which came into effect on July 6, 1994 in form and substance acceptable to FNII and the Purchaser which restates the July 6, 1994 license agreement and includes the right for the Corporation to use the recipes listed in the attached
Schedule 4.01(r); and

      (s) Royalty Agreement. FNII and TSI shall have entered into a royalty agreement with respect to the licensing of know-how and trademarks owned by FNII.

      If any of the conditions contained in this section 4.01 shall not be performed or fulfilled at or prior to the Closing Time to the satisfaction of the Purchaser, acting reasonably, the Purchaser may, by notice to the Vendors, terminate this Agreement and the obligations of the Vendors and the Purchaser under this Agreement shall be terminated. Any such condition may be waived in whole or in part by the Purchaser.

4.02 Conditions of Closing in Favour of the Vendors

      The purchase and sale of the Purchased Shares is subject to the following terms and conditions for the exclusive benefit of the Vendors, to be fulfilled or performed at or prior to the Closing Time:

      (a) Representations and Warranties. The representations and warranties of the Purchaser and IMSC contained in this Agreement shall be true and correct at the Closing Time, with the same force and effect as if such representations and warranties were made at and as of such time, and certificates of the President of the Purchaser and IMSC dated the Closing Date to that effect shall have been delivered to the Vendors, such certificates to be in form and substance satisfactory to the Vendors, acting reasonably;

      (b) Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser and IMSC at or before the Closing Time shall have been complied with or performed and certificates of the President of the Purchaser and IMSC dated the Closing Date to that effect shall have been delivered to the Vendors, such certificate to be in form and substance satisfactory to the Vendors, acting reasonably;

      (c) Regulatory Consents. There shall have been obtained, from all appropriate federal, provincial, state, municipal or other governmental or administrative bodies, such licenses, permits, consents, approvals, certificates, registrations and authorizations as are required by law to be obtained by the Purchaser or IMSC to permit the change of ownership of the Purchased Shares and payment of the Purchase Price contemplated hereby, including those described in Schedules B1.18 hereto, in each case in form and substance satisfactory to the Vendors, acting reasonably;

      (d) No Action or Proceeding. No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Purchased Shares or the issuance of the Class E Series 5 Shares and Class E Series 6 Shares;

      (e) Material Adverse Change. There shall have been no material adverse changes in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of the Purchaser;

      (f) Registration Rights. The Purchaser and IMSC shall have caused to be delivered on agreement with respect to registration rights satisfactory to the Vendors acting reasonably;

      (g) Legal Matters. All actions, proceedings, instruments and documents required to implement this Agreement, or instrumental thereto, shall have been approved as to form and legality by Lapointe Rosenstein, acting reasonably;

      (h) Legal Opinion. The Purchaser shall have delivered to the Vendors a favourable opinion of McCarter Grespan Robson Beynon, Canadian counsel to the Purchaser;

      (i) Guarantee. The Vendors shall have been released unconditionally from all guarantees with respect to the indebtedness of the Corporation;

      (j) Support Agreement. The Purchaser, IMSC and the Vendors shall have entered into and delivered a support agreement in the form annexed as Schedule 4.02(I);

      (k) Michael Agreements. The Corporation shall have entered into an employment agreement and a confidentiality and non-compete agreement with Michael;

      (l) Share Escrow Agreement. The Vendors and Purchaser shall have entered into the escrow agreement as required by Section 2.04;

      (m) Right of First Refusal Agreement. The Purchaser shall have entered into an agreement granting the Purchaser a right of first refusal;

      (n) Advisory Board. The Purchaser shall have arranged for the appointment of Michael to the advisory board of the Purchaser; and

      (o) Release of Directors and Officers. The Corporation shall have delivered to the resigning directors and officers a release with respect to matters addressed within the proper exercise of their duties as directors and officers, in the form annexed hereto as Schedule 4.02(k).

      If any of the conditions contained in this section 4.02 shall not be performed or fulfilled at or prior to the Closing Time to the satisfaction of the Vendors, acting reasonably, the Vendors may, by notice to the Purchaser, terminate this Agreement and the obligations of the Vendors and the Purchaser under this Agreement shall be terminated. Any such condition may be waived in whole or in part by the Vendors.

                                    ARTICLE V
                              CLOSING ARRANGEMENTS

5.01 Place of Closing

      The closing shall take place at the Closing Time at the offices of McCarter Grespan Robson Beynon, counsel for the Purchaser, 675 Riverbend Drive, Kitchener, Ontario, N2K 3S3.

5.02 Closing

      At the Closing Time, upon fulfillment of all the conditions set out in
Article IV that have not been waived in writing by the Purchaser or the Vendors, subject to all other terms and conditions hereof being complied with the Vendors shall deliver to the Purchaser certificates respecting all the Purchased Shares, duly endorsed in blank for transfer, and will cause transfers of such shares to be duly and regularly recorded in the name of the Purchaser, or its nominee(s), and will cause a meeting of the board of directors of the Corporation to be held, at which the directors and officers of the Corporation specified by the Purchaser pursuant to section 4.01(k) will resign in favour of nominees of the Purchaser and the Purchaser shall pay the Purchase Price.

5.03 Further Assurances

      Each party to this Agreement covenants and agrees that, from time to time subsequent to the Closing Date, it will at the request and expense of the requesting party, execute and deliver all such documents, including, without limitation, all such additional conveyance, transfers, consents and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

                                   ARTICLE VI
                   SURVIVAL OF REPRESENTATIONS AND WARRANTIES

6.01 Survival of Representations and Warranties of the Vendor

      The representations, warranties and covenants of the parties contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant hereto shall survive the closing of the transactions contemplated hereby until the second anniversary of the Closing Date and, notwithstanding such closing, nor any investigation made by or on behalf of any party in full force and effect for the benefit of the other parties during such period, except that:

      (a) the representations and warranties set out in sections 1.02, 1.03 and
1.04 of Schedule B and sections 1.01, 1.02, 1.03, 1.04 and 1.05 of Schedule C and sections 1.01, 1.02, 1.03, 1.04 and 1.05 of Schedule D, (and the corresponding representations and warranties set out in the certificates to be delivered pursuant to subsections 4.01(a), 4.01(b), 4.02(a) and 4.02(b) (the "Closing Certificates")), and covenants shall survive and continue in full force and effect without limitation of time;

      (b) the representations and warranties contained in section 1.22 of Schedule B shall, in the absence of fraud or negligent or wilful misrepresentation, survive until the expiration of any applicable limitation periods imposed by law; and

      (c) a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by law. No claim for breach of a representation or warranty shall be valid unless the party against whom such claim is made has been given notice thereof before the date on which the applicable representation or warranty shall have terminated in accordance with the foregoing and, provided further that any such claim as aforesaid shall be made in accordance with Article VII. Upon the expiry of the relevant limitation periods set forth in this section, no party shall have any further liability to the others with respect to the representations and warranties contained herein, except in respect of claims which have theretofore been made in accordance with the provisions set forth above.

                                   ARTICLE VII
                                 INDEMNIFICATION

7.01 Indemnification by the Vendors

      Subject to Sections 7.08, 7.09 and 7.10 each of the Vendors agrees to jointly and severally indemnify and save harmless the Purchaser from all Losses suffered or incurred by the Purchaser as a result of or arising directly or indirectly out of or in connection with:

      (a) any breach by such Vendor of or any inaccuracy of any representation or warranty of such Vendor contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto (provided that no Vendor shall be required to indemnify or save harmless the Purchaser in respect of any breach or inaccuracy of any representation or warranty unless the Purchaser shall have provided notice to such Vendor in accordance with section 7.03 on or prior to the expiration of the applicable time period related to such representation and warranty set out in section 6.01);

      (b) any breach or non-performance by such Vendor of any covenant to be performed by it that is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto; and

      (c) all material liabilities (whether accrued, absolute, contingent or otherwise) of the Corporation existing at the Closing Time, including any liabilities for federal, provincial, sales excise, income, corporate or any other taxes of the Corporation for any period up to and including the Closing Time, and not disclosed on, provided for or included in this Agreement, the Schedules hereto or the balance sheets forming part of the Closing Financial Statements, except those liabilities accruing or incurred subsequent to the balance sheet date of the Closing Financial Statements in the ordinary course of the Business.

7.02 Indemnification by the Purchaser and IMSC

(a) The Purchaser and IMSC agree to jointly and severally indemnify and save harmless the Vendors from all Losses suffered or incurred by the Vendors as a result of or arising directly or indirectly out of or in connection with:

      (i) any breach by the Purchaser or IMSC of or any inaccuracy of any representation or warranty of the Purchaser or IMSC contained in this Agreement or in any agreement, instrument, certificate or other document delivered pursuant hereto (provided that neither the Purchaser nor IMSC shall be required to indemnify or save harmless any Vendor in respect of any breach or inaccuracy of any representation or warranty unless any Vendor shall have provided notice to it in accordance with section 7.03 on or prior to the expiration of the applicable time period related to such representation and warranty set out in section 6.02); and

(ii) any breach or non-performance by the Purchaser or IMSC of any covenant to be performed by it that is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto.

7.03 Notice of Claim

      In the event that a party (the "Indemnified Party") shall become aware of any claim, proceeding or other matter (a "Claim") in respect of which another party (the "Indemnifying Party") agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person not a party hereto against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known, or, if an amount is not then determinable, if reasonably possible, an approximate and reasonable estimate of the likely amount of the Claim.

7.04 Direct Claim

      With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have thirty (30) days to make such investigation of the Claim as it considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request.

7.05 Third Party Claim

      With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all the Indemnified Party's out-of-pocket expenses as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control, and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

7.06 Settlement of Third Party Claims

      If the Indemnifying Party fails to assume control of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the liability of the Indemnifying Party shall be limited to the proposed settlement amount if any such consent is not obtained for any reason.

7.07 Co-operation

      The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

The Indemnified Party shall make available to the Indemnifying Party and its advisors all pertinent information and witnesses under its control (including, if applicable, employees of the Purchaser or the Corporation).

The Indemnified Party shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Indemnifying Party reasonable notice thereof and an opportunity to contest such Third Party Claim.

7.08 Threshold Amount

      Notwithstanding any other provision of this Agreement,

      (a) neither the Purchaser nor IMSC shall be entitled to indemnification hereunder until the aggregate of all claims for indemnification made by the Purchaser hereunder, whether individually or collectively, exceeds $25,000.00, in which event the Purchaser shall be indemnified for the full amount of such claims for indemnification, and

      (b) in no event shall the aggregate amount of all claims for indemnification to be paid by the Vendors, or any of them, to the Purchaser exceed the Purchase Price.

7.09 Mitigation

      The Indemnified Party shall take all reasonable steps to avoid and mitigate the amount of each Claim and the amount to be paid by the Indemnifying Party to the Indemnified Party hereunder shall be reduced by the amount of any
(i) insurance proceeds actually received by the Indemnified Party and the Corporation, if applicable; and (ii) any tax benefit realized by the Indemnified Party arising from or in connection with the Claim or the payment thereof.

7.10 Set-Off

      Any amounts becoming owing by any of the Vendors to the Purchaser hereunder shall be set-off against amounts owed by the Purchaser to such Vendor as follows:

      (a) firstly against that portion of the Cash Amount to which such Vendor is entitled to the extent it is not paid as at the date of such claim or claims for indemnification; and

      (b) secondly against that portion of the Share Amount to which such Vendor is entitled, by a surrender of a number of IMSC Common Shares in the capital of IMSC into which the Series 5 or Series 6 Shares held by such Vendor have been exchanged or Series 5 or Series 6 Shares held by the Vendor to the extent that such Series 5 or 6 Shares have not been exchanged at the time of such claim or claims for indemnification.

To the extent that the Purchaser has not been fully indemnified after utilizing its rights of set-off as set forth in this Section 7.10, nothing contained herein shall preclude the Purchaser from taking any action permitted at law to recover such deficiency.

                                  ARTICLE VIII
                                  MISCELLANEOUS

8.01 Confidentiality of Information

      In the event that the transactions contemplated herein are not consummated for any reason, the Purchaser covenants and agrees that, except as otherwise authorized by the Vendors, neither IMSC, the Purchaser nor its representatives, agents or employees will disclose to third parties, directly or indirectly, any confidential information or confidential data relating to the Corporation discovered by IMSC, the Purchaser or their respective representatives as a result of the Vendors and the Corporation making available to IMSC, the Purchaser and their respective representatives the information requested by them in connection with the transactions contemplated herein.

      If the transactions contemplated herein are not consummated, the Vendors shall return to the Purchaser and the Purchaser and IMSC shall return to the Vendors any confidential schedules, documents or other written information obtained from the relevant party, whether received before or after the date of this Agreement. In the event that the transactions contemplated herein are not consummated for any reason, the Vendors covenant and agree that, except as otherwise authorized by the Purchaser, neither the Vendors nor their representatives, agents or employees will disclose to third parties, directly or indirectly, any confidential information or confidential data relating to the Purchaser and IMSC discovered by the Vendor or its representatives as a result of the Purchaser and IMSC making available to the Vendors and their representatives the information requested by them in connection with the transactions contemplated herein.

8.02 Notices

      (a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

             (i) if to the Vendors:
             c/o   Michael Eskenazi
                   1A Sunny Acres
                   Bai D'Urfe, Quebec H9X 3B5

             with a copy to:
                Lapointe Rosenstein
                1250 Rene Levesque Blvd. W.
                Montreal, Quebec H3B 5E9
                Attention: Norman A. Rishikof
                Telecopier No.: (514) 925-9001

             (ii) if to the Purchaser:
                   International Menu Solutions Inc.
                   350 Creditstone Road
                   Concord, Ontario L4K 3Z2
                   Attention: Michael A. Steele
                   Telecopier No.: (416) 366-6368

                with a copy to:
                   McCarter Grespan Robson Beynon
                   675 Riverbend Drive
                   Kitchener, Ontario N2K 3S3
                   Attention: Thomas D. Beynon, Q.C.
                   Telecopier No.: (519) 742-1841

             (iii) if to IMSC:
                   International Menu Solutions Corporation
                   350 Creditstone Road
                   Concord, Ontario L4K 3Z2
                   Attention: Michael A. Steele
                   Telecopier No.: (416) 366-6368

                with a copy to:
                   McCarter Grespan Robson Beynon
                   675 Riverbend Drive
                   Kitchener, Ontario N2K 3S3
                   Attention: Thomas D. Beynon, Q.C.
                   Telecopier No.: (519) 742-1841

      (b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the fifth Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labor dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

      (c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this section 8.02.

8.03 Commissions, etc.

      The Vendors agree to indemnify and save harmless the Purchaser or IMSC from and against all Losses suffered or incurred by the Purchaser or IMSC in respect of any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of any of the Vendors, in connection with the transactions contemplated hereby.

      The Purchaser and IMSC agree to indemnify and save harmless the Vendors from and against all Losses suffered or incurred by the Vendors in respect of any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of the Purchaser or IMSC, in connection with the transactions contemplated hereby.

8.04 Consultation

      The parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby and, except as required by any applicable law or regulatory requirement, none of the Vendors, the Purchaser or IMSC shall issue any such press release or make any such public announcement without the prior written consent of the others, which consent shall not be unreasonably withheld or delayed.

8.05 Disclosure

      Prior to any public announcement of the transaction contemplated hereby pursuant to section 8.04, neither party shall disclose this Agreement or any aspect of such transaction except to its board of directors, its senior management, its legal, accounting, financial or other professional advisors, any financial institution contacted by it with respect to any financing required in connection with such transaction and counsel to such institution, or as may be required by any applicable law or any regulatory authority or stock exchange having jurisdiction.

8.06 Public Announcements

      No public announcement or press release not required by law or by applicable stock exchange rule concerning the purchase sale of the Purchased Shares shall be made by the Vendors, the Corporation or the Purchaser without the consent and joint approval of the Vendors and the Purchaser.

8.07 Expenses of Parties

      Except as provided in Section 2.08 hereof, each of the parties hereto shall bear their own expenses in connection with the transactions contemplated hereby, including with respect to the Vendors, any and all costs with respect to any reorganization of the Corporation prior to the Closing Date.

8.08 Counterparts

      This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF this Agreement has been executed by the parties.


-----------------------------------        -------------------------------------
Witness                                    Michael Eskenazi


-----------------------------------        -------------------------------------
Witness                                    Gina Eskenazi


                                           FELIX AND NORTON INTERNATIONAL INC.

                                           Per:
-----------------------------------            ---------------------------------
Witness
                                           Title:
                                                  ------------------------------


                                           INTERNATIONAL MENU SOLUTIONS INC.

                                           Per:
                                               ---------------------------------

                                           Title:
                                                  ------------------------------


                                           INTERNATIONAL MENU SOLUTIONS
                                           CORPORATION

                                           Per:
                                               ---------------------------------

                                           Title:
                                                  ------------------------------